ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E O F C O N T E N T S

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ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Rockwell Ventures Inc. ("Rockwell", or the "Company") for the nine months ended February 28, 2006.

This MD&A is prepared as of April 7, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Overview

Rockwell Ventures Inc. ("Rockwell" or the "Company") is engaged in the business of acquiring and exploring natural resource properties.

Rockwell holds the Ricardo Property, a porphyry copper prospect in the Chuquicamata district of Chile. The Company is currently looking for new partners to advance exploration of the project.

The Company also holds a part interest in several exploration properties in north-central British Columbia, on which work was done in late 2005. This work yielded negative results and the properties are being allowed to lapse.

The Company is also assessing new prospects for acquisition.

At the Company’s Annual and Extraordinary General Meeting held on November 28, 2005, the Company’s shareholders approved a capital reorganization of the Company, which included the creation of a class of preferred shares, and a consolidation of the Company’s common shares on a four old shares for one new basis. Regulatory approval of this capital reorganization was received on January 27, 2006.

Ricardo Property, Chile

The Company holds a 100% interest in the Ricardo Property, a porphyry copper prospect located within the Calama Mining District, Chile. The property is situated on the West Fissure Fault, a structural trend that hosts a number of porphyry copper deposits, including Corporación Nacional del Cobre de Chile’s (“Codelco”, Chile’s national mining company) Chuquicamata Mine. There are targets on the Ricardo property that have yet to be tested and the Company is seeking partners to continue exploration.

Codelco is erecting housing and other infrastructure in certain areas of the Ricardo property, as part of a relocation project of its workers at its Chuquicamata mine. The Company believes this construction usurps the Company’s mining rights and therefore, applied for two easements in an attempt to protect the Company’s mining rights and to receive fair compensation from Codelco. This litigation is continuing, and the Company anticipates a ruling from the Supreme Court of Chile during calendar 2006.

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ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Market Trends

Copper prices continued to increase in 2005, averaging US$1.59/lb over the year. Copper prices remain strong, averaging US$2.23/lb so far in 2006.

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ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

		As at May 31
Balance Sheets	2005	2004	2003
Current assets	$580,530	$1,895,141	$121,756
Mineral properties	46,857	46,857	46,857
Other assets	32,190	32,190	28,935
Total assets	659,577	1,974,188	197,548

Current liabilities	29,976	33,406	256,003
Shareholders’ equity (deficiency)	629,601	1,940,782	(58,455)
Total liabilities and shareholders’ equity	$659,577	$1,974,188	$197,548

	Years ended May 31
Operations	2005	2004	2003
Exploration	$920,902	$525,619	$482,256
Foreign exchange	3,105	(34,856)	(12,936)
Legal, accounting and audit	80,078	48,402	25,297
Office and administration	285,618	325,178	242,081
Shareholder communications	19,896	16,987	55,519
Travel and conference	30,293	49,325	34,125
Trust and filing	22,795	33,139	8,734
Subtotal	1,362,687	963,794	835,076
Gain on sale of marketable securities	(6,138)	(9,645)	–
Interest income	(17,854)	(28,151)	(2,368)
Other	135,486	25,000	21,600
Subtotal	1,474,181	950,998	854,308
Stock-based compensation	11,513	445,020	–
Loss for the period	$1,485,694	$1,396,018	$854,308

Basic and diluted loss per common share	$(0.06)	$(0.08)	$(0.06)

Weighted average number of common shares outstanding	23,376,122	17,744,545	13,737,307

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ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Minor differences are due to rounding.

	Feb 28	Nov 30	Aug 31	May 31	Feb 28	Nov 30	Aug 31	May 31
	2006	2005	2005	2005	2005	2004	2004	2004
Current assets	$197	$205	$429	$581	$769	$1,505	$1,611	$1,895
Mineral properties	47	47	47	47	47	47	47	47
Other assets	32	32	32	32	32	32	32	32
Total assets	276	284	508	660	848	1,584	1,690	1,974

Current liabilities	446	128	33	30	–	17	22	33
Shareholders’ equity (deficiency)	(170)	156	475	630	848	1,567	1,668	1,941
Total liabilities and shareholders’
equity	276	284	508	660	848	1,584	1,690	1,974

Working capital (deficit)	(250)	77	396	551	769	1,488	1,589	1,861

Expenses
Foreign exchange	(54)	4	1	–	(42)	30	15	(13)
Legal, accounting and audit	32	19	6	37	17	24	2	18
Office and administration	134	62	66	59	100	65	62	73
Property investigation	87	147	26	–	–	–	–	–
Shareholder communications	9	11	1	1	14	4	1	2
Travel and conference	49	54	1	27	–	–	3	20
Trust and filing	12	5	1	1	17	4	1	2
Subtotal	269	302	102	125	106	127	84	102
Exploration	134	16	37	116	675	46	84	384
Subtotal	403	318	139	241	781	173	168	486
Gain on sale of marketable
securities	(57)	–	–	–	(6)	–	–	(10)
Interest income	–	(1)	(1)	(2)	(3)	(7)	(6)	(12)
Write-down of marketable
securities	–	2	17	20	–	4	111	25
Subtotal	346	319	155	259	772	170	273	489
Stock-based compensation	15	6	–	3	1	3	5	81
Loss for the period	$361	$325	$155	$262	$773	$173	$278	$570

Basic and diluted loss per share	$(0.02)	($0.01)	($0.01)	($0.01)	($0.03)	($0.01)	($0.01)	($0.02)

Weighted average number of common
shares outstanding (thousands)	23,658	23,614	23,614	23,555	23,437	23,308	23,207	23,204

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ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

Nine months ended February 28, 2006

The Company had a net loss of $841,071 for the nine months ended February 28, 2006 compared to a net loss of $1,226,618 for the same period in the previous year. The decrease in net loss is primarily due to decreases in exploration expenses (2006 – $187,365; 2005 – $805,353). This decrease was offset by increased expenses in property investigation (2006 – $259,741; 2005 – $Nil) and travel and conference expenses (2006 – $103,314; 2005 – $3,357).

Exploration expenses for the nine months ended February 28, 2006, excluding stock-based compensation, decreased to $187,365 compared to $805,353 for the same period in previous year. This decrease is due to the termination of exploration activities at the Royce Diamond property and various British Columbia properties due to insufficient results to warrant further exploration. Furthermore, a reduction in site activities at the Company’s Minera Ricardo property also contributed to this decrease.

Foreign exchange gains increased to $49,643 for the nine months period ended February 28, 2006 compared to $3,138 for the same period in previous year. Administrative costs for the nine months period ended February 28, 2006 increased to $261,747 in comparison to $228,332 incurred in the corresponding period in the previous year.

Property investigation expenses (2006 – $259,741; 2005 – $nil) and travel and conference expenses (2006 – $103,314; 2005 – $3,357) increased for the nine month period ending February 28, 2006 compared to the same period in the prior year as the Company continued to evaluate properties for acquisition and exploration.

Interest income decreased to $1,483 for the nine months ended February 28, 2006, compared to $14,929 for the same period last year due to lower cash balances on hand.

The Company recorded a stock-based compensation of $21,013 (2005 – $8,278) for the nine months ended February 28, 2006 due to options granted.

Three months ended February 28, 2006

The Company had a net loss of $360,926 for the current quarter ended February 28, 2006 compared to $773,119 for the same quarter last year. This is mainly due to the decreases in exploration expenses arising from the termination of exploration activities at the various British Columbia properties during the current quarter compared to the same quarter in the prior year (2006 – $134,171; 2005 – $675,373). This was offset by increased property investigation expenses incurred during the current quarter (2006 –$86,946; 2005 – $nil) and an increase in travel and conferences expenses compared to the same quarter in prior year (2006 – $49,019; 2005 – $116) as the Company continued to evaluate properties for acquisition and exploration.

Legal, accounting and audit expenses (2006 – $32,093; 2005 – $16,591), and office and administration expenses (2006 – $133,601; 2005 – $100,336) increased during the current quarter compared to the same quarter in the prior year due to the increased property investigation activities. The Company recorded a stock-based compensation of $14,578 for the current quarter due to options granted during the year.

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ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6	Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing, when the financing is not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

At February 28, 2006, the Company had working capital deficit of $249,505 as compared to a positive working capital of $550,554 at May 31, 2005. The Company will have to raise additional funds to continue its operations or will have to curtail its operations.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7	Capital Resources

The Company had no commitments for capital expenditures as of February 28, 2006.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) is a private company owned by nine public companies, one of which is Rockwell. HDI carries out investor relations, geological, corporate development, administrative and other management services for, and incurs third party costs on behalf of the Company, on a full cost-recovery basis. Costs for services rendered by HDI to the Company increased to $646,818 (2005 – $106,909) for the nine months ended February 28, 2006 to an increase in property investigation activities provided by HDI in assessing new prospects for acquisition and exploration.

During the nine months ended February 28, 2006, the Company paid $14,606 (2005 – $11,814) to Euro-American Capital Corporation, a private company controlled by a director of the Company.

1.10	Fourth Quarter

Not applicable.

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ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.11	Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12	Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13	Changes in Accounting Policies including Initial Adoption

None.

1.14	Financial Instruments and Other Instruments

None.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the consolidated schedules of exploration expenses and in note 5 of the accompanying financial statements.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

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ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at April 07, 2006, which is the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				23,669,777

Share purchase options	May 19, 2006	$ 0.32	22,500
	September 28, 2007	$ 0.40	117,917
	February 29, 2008	$ 0.42	210,000	350,417

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